August 4, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Makkanotti Group Corp.
       Registration Statement on Form S-1
       Filed June 10, 2015
       File No. 333-204857

Ladies and Gentlemen:

This letter sets forth the responses of Makkanotti Group Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced filing as set forth in the comment letter of June 10, 2015.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response
The Company has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Response
As a matter of law, the Company is not a blank check company. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." By its terms, "Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan."

The Company has a specific plan and purpose, manufacturing and selling paper bags, as disclosed in the registration statement Form S-1. The Company has equipment and already has generated limited revenues from selling paper bags to its first customer. Further details of the Company's business plan begin on page 24 and continue through the end of page 27. The Company also discloses parts of its business plan, such as its Plan of Operation, in its Management's Discussion and Analysis of Financial Condition and Plan of Operation on pages 19 and 22 of its Form S-1 registration statement. Therefore, under Section 7(b)(3), the Company is not a blank check company.

Prospectus Cover page

3.   Please provide information pursuant to Item 501(b)(8)(iii) of Regulation S-K. If you have not made any arrangements to place the funds in an escrow, trust, or similar account, state this clearly as well as the fact that the company, its officers and directors will immediately have access to investor funds.

Response
The information has been provided to the Prospectus Cover page.

Prospectus Summary, page 6

4.   Please revise the disclosure Anna Ioannou will loan us the "needed amount of funds" to clearly state that Ms. Ioannou will loan you $25,000 in the event you do not raise $25,000 from this offering.

Response
The registration statement has been revised.

Risk Factors, page 8

Our sole officer and director has limited business, sales and marketing experience in our industry, page 10

5.   Please revise your disclosure in the third sentence to clarify your reference to manufacturing paper cups.

Response
The disclosure has been revised.

Our Agreement for sale of goods with "Epidorpio Confectionery" Bakery . . ., page 12

6.   Please revise your disclosure in the last sentence regarding your "further revenue" and "first sale of goods" Agreement to remove the implication that you have revenue.

Response
Makkanotti Group Corp. has generated limited revenues of $5,905 from selling paper bags to "Epidorpio Confectionery" Bakery under the Agreement for sale of goods. The registration statement has been revised accordingly.

Dilution, page 17?

7.   Please revise to correct the dilution per share and dilution percentage amounts.

Response
The Dilution has been revised.

Management's Discussion and Analysis or Plan of Operation, page 18

8.   We note your disclosure on page 19 stating that your cash balance is $4,491 as of March 31, 2015. However, we note your cash balance is only $111. Please revise your disclosure accordingly.

Response
The registration statement has been revised.

Directors, Executive Officers, Promoter and Control Person, page 28

9.   Please disclose the name of each organization in which Ms. Ioannou has been employed for the last five years, including the dates of such employment.

Response
The information has been disclosed.

Future Sales by Existing Stockholders, page 32

10.   Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Given the limited amount and nature of your current assets and operations, it appears that you may be a shell company. Please revise your disclosure to disclose that you are a shell and to clarify that Rule 144 is not available for resales of your shares by your existing stockholder. Refer to Rule 144 (i).

Response
The information about shell company has been disclosed in the registration statement.

Plan of Distribution, page 32

11.   Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Ms. Ioannou solicit the investors through direct mailings and/or personal contact? How will she identify those who might have an interest in purchasing shares? Please provide us supplementally with copies of any materials that Ms. Ioannou intends to use in this regard.

Response
The information has been disclosed in the registration statement.

Procedures for Subscribing, page 34

12.   Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Response
The subscription agreement has been filed together with the registration statement.

Financial Statements, page 39

13.   Please amend your filing to include audited statements of cash flows and changes in stockholders' equity for the period from your inception, May 15, 2014, through March 31, 2015, in accordance with Rule 8-02 of Regulation S-X.

Response
The filing has been amended.

Item 14. Indemnification of Director and Officers, page 49

14.   Please expand your discussion to disclose the "applicable standard of conduct" set forth under the Nevada Revised Statutes that you refer to in the disclosure.

Response
Nevada Revised Statutes allow for the indemnification of all officers, directors of a corporation for all actions that they take on behalf of the corporation. Section NRS 78.138 identifies the duties of directors and officers, which should be performed. In case if they act in accordance to section NRS 78.138 the Board of Directors will do the determination of the indemnification. (Also see NRS 78.747; 78.7502; 78.751.)

Legal Opinion, Exhibit 5.1

15.   Please have counsel remove the language "otherwise protected attorney-client communication" in the third paragraph and the entire paragraph which begins "Typically, correspondence . . .". Purchasers of the common shares in this offering are entitled to rely on the legal opinion. See Section II. B. 3(d) of Staff Legal Bulletin No. 19 dated October 19, 2011.

Response
The language has been removed.

Very Truly Yours,
/s/Anna Ioannou
 Anna Ioannou
President of Makkanotti Group Corp.